Exhibit 13.1

Direct Communication Solutions announces 1,000,000 share offering and 1,000,000 share purchase warrant offering

SAN DIEGO, CA – September 29, 2020 – Direct Communication Solutions, Inc. (CSE: DCSI) a leading provider of information technology solutions for the Internet of Things (IoT) market, announces that it has arranged capital funding through two offerings. The first offering will raise up to $1,050,000 from the sale of 1,000,000 shares of common stock (each, a “Share”) at $1.05 per Share. Under the second offering, the Company is offering up to 1,000,000 common share purchase warrants (“Warrants”) at a price of $0.05 per Warrant for aggregate gross proceeds of up to $50,000 (the “Warrant Offering”). Each Warrant will entitle the holder to purchase one Share (a “Warrant Share”) at an exercise price of US$0.80 ($1.07) per Warrant Share for a period of 6 months from the date of issuance. Fifty percent (50%) of the Warrants are subject to accelerated exercise provisions if the closing price of the Shares is greater than $1.50 per Share for a period of at least fourteen (14) consecutive trading days, and the remaining fifty percent of the Warrants are subject to accelerated exercise provisions if the closing price of the Shares is greater than $2.00 per Share for a period of at least fourteen (14) consecutive trading days. The warrant holders will be notified by the Company by news release when they are subject to the acceleration exercise provisions. Upon notification the warrant holders will have 30 days from the date of the news release to exercise their Warrants and submit payment, otherwise the Warrants will be deemed to be cancelled expire on the 31st day and the warrant holders shall have no further rights under the Warrants. All dollar amounts in this news release, including the symbol “$”, are expressed in Canadian dollars and references to “US$” are to United States dollars.

Certain subscribers under the foregoing offerings may be participating through an exemption contained in Multilateral CSA Notice 45-313 and the various corresponding blanket orders and rules of participating jurisdictions (the “Existing Shareholder Exemption”) or Multilateral CSA Notice 45-318 and various blanket orders and rules of participating jurisdictions (the “Investor Dealer Exemption”).

For subscribers utilizing the Existing Shareholder Exemption, the Offering is available to all shareholders of the Company as at September 28, 2020, (the “Record Date”) (and still are shareholders) who are eligible to participate under the Existing Shareholder Exemption. Any person who becomes a shareholder of the Company after the Record Date is not permitted to participate in the offerings using the Existing Shareholder Exemption but other exemptions may still be available to them. Shareholders who became shareholders after the record date should consult their professional advisors when completing their subscription form to ensure that they use the correct exemption.

There are conditions and restrictions when relying upon the Existing Shareholder Exemption, namely, the subscriber must: a) be a shareholder of the Company on the Record Date (and still are a shareholder), b) be purchasing the Units as a principal, i.e. for their own account and not for any other party, and c) may not purchase more than $15,000 value of securities from the Company in any twelve month period. There is one exception to the $15,000 subscription limit. In the event that a subscriber wants to purchase more than $15,000 value of securities then they may do so provided they have first received ‘suitability advice’ from a registered investment dealer and, in this case, subscribers will be asked to confirm the registered investment dealer’s identity and employer.

The proposed net proceeds received from the Offering after payment of commissions are intended to be used by the Company for the following purposes:

1.	$200,000 - $400,000 for the purchase of MiSensors Inventory;
2.	$100,000 - $200,000 for the purchase of MiFleet inventory to convert 2G to 4G devices;
3.	$100,000 - $200,000 for the purchase of marketing campaigns for all solutions; and
4.	up to $200,000 - Unallocated working capital.

If an offering is over-subscribed, it is possible that a shareholder’s subscription may not be accepted by the Company even though it is received. Additionally, in the event of an imbalance of large subscriptions compared to smaller subscriptions management of the Company reserves the right in its discretion to reduce large subscriptions in favour of smaller shareholder subscriptions.

If an offering is not fully subscribed or the over-allotment option is not fully exercised, then management of the Company will determine the allocation of net proceeds amongst the above purposes in the best interests of the Company. There may be circumstances however, where, for sound business reasons, a reallocation of funds may be necessary.

Subscribers utilizing the Existing Shareholder Exemption must reside in Canada. Existing shareholders resident in countries other than Canada will need to meet local jurisdiction requirements to participate.

Subscribers implementing the Investor Dealer Exemption must reside in one of the following jurisdictions: Alberta, British Columbia, Manitoba, New Brunswick and Saskatchewan. Subscribers resident in Canada are permitted to participate in the Offering under the Existing Shareholder Exemption. Subscribers resident in countries other than Canada will need to meet local jurisdiction requirements to participate.

About DCS

DCS is a technology solutions integrator focusing on connecting the Internet of Things. We provide real solutions that solve real problems. Our software applications and scalable cloud services collect and assess business-critical data from all types of assets. DCS is headquartered in San Diego, California and is publicly traded on the Canadian Securities Exchange (“CSE”). For more information, visit www.dcsbusiness.com

DCS and the DCS logo are among the trademarks of DCS in the United States. Any other trademarks or trade names mentioned are the property of their respective owners.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States. None of the securities are being offered in the United States and residents of the United States will not be permitted to invest in the offering unless it has been qualified in the investor’s state of residence.

Forward-Looking Statements

This release contains forward-looking statements, which reflect management’s current views of future events and operations. These statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. We believe that these potential risks and uncertainties include, without limitation: the ongoing COVID-19 pandemic, the Company’s dependence on third-party manufacturers, suppliers, technologies and infrastructure; risks related to intellectual property; industry risks including competition, online security, government regulation and global economic conditions; and the Company’s financial position and need for additional funding, Statements in this release should be evaluated in light of these factors. These risk factors and other important factors that could affect our business and financial results are discussed in our Management’s Discussion and Analysis, periodic reports and other public filings with the Canadian securities regulatory authorities which are available on SEDAR at www.sedar.com. DCS undertakes no duty to update or revise any forward-looking statements.

Contacts:

Bill Espley, Director

billespley@gmail.com

604-630-3072

Chris Bursey, CEO

cbursey@dcsbusiness.com

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